425

Filed by: Middlefield Banc Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Middlefield Banc Corp. (Commission File No.: 001-36613)

Commission File No. for Registration Statement on

Form S-4 filed by Middlefield Banc Corp.: 333-213889

****YOUR IMMEDIATE ACTION IS REQUESTED****

December 27, 2016

Dear Fellow Stockholder:

You recently received proxy materials in connection with the special meeting of stockholders of Middlefield Banc Corp. (“Middlefield”) to be held on Tuesday, January 10, 2017 at 10 a.m., local time, at the Main Office of The Middlefield Banking Company, 15985 East High Street, Middlefield, OH 44062. The special meeting is being held for Middlefield’s stockholders to vote on the proposals necessary to approve the transactions under the July 28, 2016 Agreement and Plan of Reorganization entered into among Middlefield Banc Corp., The Middlefield Banking Company, and Liberty Bank, N.A. (“Liberty”).

According to our records, your Proxy Vote for the Special Meeting has not yet been received.

Your board of directors unanimously recommends that stockholders vote FOR all of the proposals presented to effect the merger with Liberty. The affirmative vote of the holders of at least two-thirds of Middlefield’s outstanding common stock is required for adoption and approval of the Agreement and Plan of Reorganization. No matter how many or how few shares you may own, your vote is very important.

If you have not already done so, please vote today – by telephone, via the Internet, or by signing, dating and returning the enclosed voting form in the postage-paid envelope provided.

If you need additional assistance, please contact Middlefield’s proxy solicitor:

D. F. King & Co.

Toll-Free: 800.967.5084

Thank you for your support.

Sincerely,

/s/ Thomas G. Caldwell

Thomas G. Caldwell

President and Chief Executive Officer

Middlefield Banc Corp.

Important Additional Information and Where to Find It

In connection with the proposed transaction, Middlefield Banc Corp. (“Middlefield”), has filed with the SEC a registration statement on Form S-4 (File No.: 333-213889) that includes a joint proxy statement of Middlefield and Liberty Bank, N.A. and that also constitutes a prospectus of Middlefield. The registration statement was declared effective by the SEC on November 23, 2016 and, on or about November 28, 2016, each of Middlefield and Liberty Bank, N.A. commenced mailing the joint proxy statement in definitive form to their respective stockholders of record. Middlefield may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which Middlefield may file with the SEC. Investors and security holders of Middlefield are urged to read the definitive joint proxy statement/prospectus filed by Middlefield on November 22, 2016, the current report on Form 8-K filed by Middlefield on July 28, 2016 in connection with the Agreement and Plan of Reorganization, and any other relevant documents that are filed or will be filed with the SEC, as well as any amendments or supplements to these documents, carefully and in their entirety because they contain or will contain important information about the proposed transaction and related matters. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Middlefield (when available) through the web site maintained by the SEC at www.sec.gov.

Participants in the Solicitation

Middlefield and its directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction. Information regarding Middlefield’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Middlefield’s Annual Report on Form 10-K for the year ended December 31, 2015, its annual proxy statement filed with the SEC on April 4, 2016, and Current Report on Form 8-K filed by Middlefield with the SEC on July 28, 2016 in connection with the proposed transaction. A more complete description is available in the definitive joint proxy statement/prospectus filed by Middlefield with the SEC on November 22, 2016. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

If stockholders have any questions or need assistance with voting, please contact our proxy solicitor, D.F. King & Co., Inc. toll-free at (800) 967-5084